

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 1, 2014

Via E-Mail
Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176

> **RE: Echo Therapeutics, Inc.**
> **Revised Preliminary Proxy Statement filed by Platinum Partners Value**
> **Arbitrage Fund, L.P., et al.**
> **Filed on April 28, 2014**
> **File No. 001-35218**

Dear Mr. Davis:

We have reviewed your filing and have the following comments.

Background to the Solicitation, page 3

1.   Please expand your revisions added in response to prior comment 5 to clarify the "certain" actions and steps mentioned in the August 30, 2013 entry, and explain how they will "unlock value."

Reasons for the Solicitation, page 4

2.   We note your response to prior comment 10. If you or your nominee do not currently have specific plans to address the concerns noted in your disclosure, please revise to state so directly. Also, if Shepard Goldberg does not own any Company shares, please revise to disclose that fact.

Poor Stock Price Performance, page 4

3.   Move footnote 1 closer to the appearance of the table in which it is used. Currently, it appears on a different page and separated by several different subsections of disclosure.

Questionable Strategic Decisions by the Board and Management, page 4

4.   We note your revisions in response to prior comment 14. Disclose the basis for characterizing Mr. Doman's compensation as "generous."

<u>Our Nominee, page 6</u>

5.   Please revise your disclosure to include the substance of your response to prior comment 17.

6.   We note the reference to your nominee's experience as a director of Forticell Bioscience. Please revise to disclose, if true, that such company filed a bankruptcy petition and did not timely file its periodic and current reports under the Exchange Act, leading to the revocation of the registration of its securities in 2013.

7.   Please support your disclosure that Emisphere Technologies is "charting new frontiers" in drug delivery.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641.

                                        Sincerely,

                                        /s/ Geoff Kruczek

                                        Geoff Kruczek
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions